Exhibit 99.4

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting of

SAFE BULKERS, INC.

To Be Held On:

September 6, 2018 at 14:00 French local time

Fairmont Monte Carlo, 12 Avenue des Spélugues, Monte Carlo, 98000 Monaco

COMPANY NUMBER
ACCOUNT NUMBER
CONTROL NUMBER

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

If you want to receive a paper or e-mail copy of the proxy materials you must request one. There is no charge to you for requesting a copy. To facilitate timely delivery please make the request as instructed below before 08/23/18.

Please visit http://sb.agmdocuments.com/ASM2018.html, where the following materials are available for view:

• Notice of 2018 Annual Meeting of Stockholders • 2018 Proxy Statement • Form of Electronic Proxy Card • 2017 Annual Report

TO REQUEST MATERIAL:	TELEPHONE: 888-Proxy-NA (888-776-9962) 718-921-8562 (for international callers)
E-MAIL: info@astfinancial.com

WEBSITE: https://us.astfinancial.com/OnlineProxyVoting/ProxyVoting/RequestMaterials
TO VOTE:

ONLINE: To access your online proxy card, please visit www.voteproxy.com and follow the on-screen instructions or scan the QR code with your smartphone. You may enter your voting instructions at www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

IN PERSON: You may vote your shares in person by attending the Annual Meeting. For directions to the Annual Meeting please call our Investor Relations representative at Capital Link, Inc. at (212) 661-7566.

TELEPHONE: To vote by telephone, please visit www.voteproxy.com to view the materials and to obtain the toll free number to call.

MAIL: You may request a card by following the instructions above.

1.	Election of the Class I directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.	2.	Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2018.

	NOMINEES: Polys Hajioannou Ioannis Foteinos Ole Wikborg	Note: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.
		You hereby acknowledge receipt of the Notice of 2018 Annual Meeting of Shareholders, the 2018 Proxy Statement and the 2017 Annual Report to Shareholders furnished herewith.

Please note that you cannot use this notice to vote by mail.